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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 3)*

Ennis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293389102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 293389102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS MANAGED ACCOUNTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 147,979
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 147,979
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 293389102	13G	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:

Ennis, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2441 Presidential Parkway
Midlothian, TX 76065

Item 2	(a)	Name of Person Filing:

Allianz Global Investors Managed Accounts LLC (“AGIMA”)

	(b)	Address of Principal Business Office:

1345 Avenue of the Americas, 49th Floor
New York, New York 10105

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

293389102

CUSIP NO. 293389102	13G	Page 4 of 6 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

CUSIP NO. 293389102	13G	Page 5 of 6 Pages

Item 4	Ownership.

(a)	Amount beneficially owned: 147,949

(b)	Percent of Class: 0.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 147,949

	(ii)	Shared power to vote: -0-

	(iii)	Sole power to dispose or direct the disposition of: 147,949

	(iv)	Shared power to dispose or direct the disposition of: -0

Allianz Global Investors Managed Accounts LLC (“AGIMA”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned subsidiary of Allianz Global Investors of America L.P. (“AGI LP”). The securities reported herein are held by investment advisory clients or discretionary accounts of which AGIMA is the investment adviser. Investment advisory contracts grant to AGIMA voting and/or investment power over the securities held by its clients or in accounts that it manages. As a result, AGIMA may be deemed to be the beneficial owner of the securities owned by such clients or accounts within the meaning of rule 13d-3 under the Act.

In conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations where related entities exercise voting and investment powers over the securities being reported independently from each other, this filing does not reflect securities beneficially owned by affiliates of AGI LP other than AGIMA. AGIMA’s voting and investment powers are exercised independently from AGI LP’s other affiliates. Furthermore, AGIMA’s internal policies and procedures establish informational barriers that prevent the flow between it and the rest of AGI LP’s affiliates of information that relates to the voting and investment powers over the securities held in the accounts that AGIMA manages. Consequently, AGIMA reports the securities over which it holds investment and voting power separately for purposes of Section 13 of the Act.

AGIMA believes that none of it, AGI LP or any of AGI LP’s other affiliates constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported herein held by any of them or by any persons or entities for whom or for which AGIMA or such other affiliates provide investment management services. AGIMA also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP NO. 293389102	13G	Page 6 of 6 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

AGIMA’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary